Curtis E. DeWalt
Senior Vice President and Chief Financial Officer
Direct Line:  949.437.4694
Facsimile: 949.797.0450
curtisd@autobytel.com

March 10, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E
Washington, D.C. 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief
   Ms. Joyce Sweeney, Staff Accountant

Re:              Autobytel Inc. Form 8-K filed March 2, 2010; File No. 000-22239

This letter sets forth Autobytel Inc.’s (the “Company”) responses to the comments received from the staff of the Securities and Exchange Commission’s Division of Corporate Finance contained in its letter dated March 4, 2010.  Thank you for taking the time to discuss your letter with us on March 5, 2010.  Our discussion was helpful in focusing the responses to the comments in your letter.  For reference, each staff comment is reprinted below in italics, followed by the company’s response.

1.
We note your disclosure that the company will correct the misstatement in its financial statements for the quarterly periods ended June 30, 2009 and September 30, 2009 and include these corrected financial statements in its Form 10-K for the fiscal year ended December 31, 2009.  Please describe for us the basis for concluding that you do not need to file amended Forms 10-Q for the impacted quarters.  In your response tell us how you considered that presentation of restated quarterly data provided on page F-23 of your December 31, 2009 Form 10-K filed March 4, 2010 includes summarized and condensed financial statements of the impacted periods and not the full restated financial statements for the periods that you concluded should not be relied upon.  We also note that the Form 10-K disclosure does not address changes to financial statement Note 7 regarding discontinued operations presented in your June 30, 2009 and September 30, 2009 10-Q.

Response:  We believe the disclosure of the correct allocation of income taxes for the applicable quarterly periods in our Annual Report on Form 10-K is reasonable and appropriate under the circumstances, because (i) a user of the financial statements is able to review the corrected quarterly financial information within the context of the annual financial statement results; (ii) the information is provided in a single easy to understand filing (i.e., the financial statement user is not required to locate and review two separately amended quarterly reports on Form 10-Q to obtain the same corrected information); (iii) significant time has elapsed since the filing of our reports for the quarterly periods ended June 30 and September 30, 2009; and (iv) the impact of the error on the previously filed quarterly financial statements is relatively narrow.

We determined that the most reasonable and appropriate approach to disclosing the corrected information was to provide summarized correcting disclosures.  This conclusion was reached because the error had a relatively narrow impact on the applicable quarterly financial statements.  In fact, the error did not impact our net losses, our consolidated balance sheets, or our consolidated statements of cash flows for the two quarterly periods.  The only impact the error had on our quarterly financial statements was the misclassification of income taxes between continuing and discontinued operations.  No other financial statement line items were impacted by the error.  Furthermore, we believe that presenting the complete statement of operations and comprehensive loss detracts from the effectiveness of the correcting disclosures.  Based on these factors, we believe that the summarized correcting disclosures provided in Note 12 to our Annual Report on Form 10-K are appropriate and provide adequate, clear and concise disclosure of the corrected quarterly financial statements.

Based on the limited activity disclosed in Note 7 “Discontinued Operations,” for the quarterly periods ended June 30, and September 30, 2009 (i.e., there was no activity in our discontinued operations other than the receipt of proceeds from a transaction escrow account during 2009 and the related income taxes), we believe that the disclosures within Note 12 related to the impact of the correction to our quarterly financial statements were reasonable and appropriate.  Thus, we believe that restating Note 7 of the applicable quarterly financial statements in our 2009 Annual Report on Form 10-K would simply be reiterating the disclosures that were made in the summarized correcting tables in Note 12.

2.
Please tell us how considered whether the disclosures provided pursuant to Item 307 of Regulation S-K in your June 30, 2009 and September 30, 2009 Forms 10-Q need to be modified, supplemented or corrected in order to explain whether management’s previously discussed  conclusions regarding the effectiveness of disclosure controls and procedures continue  to be appropriate in light of your  conclusion that the financial statements  for the periods ended June 30, 2009 and September 30, 2009 should not be relied upon.

Response:  Rule 13a-15 requires us to maintain disclosure controls and procedures to provide "reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer's Exchange Act reports."  SEC Release Nos. 33-8124, 34-46427, IC-25722.  In connection with providing the required disclosures concerning management's evaluation of the effectiveness of disclosure controls as of June 30 and September 30, 2009, we disclosed “Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and internal control over financial reporting will prevent all error and all fraud."  We further stated that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."

The internal controls over the provision for income taxes during the applicable quarterly periods did not contain specific procedures to address the classification of income taxes, when a loss from continuing operations is present, and other sources of income are also present (i.e. discontinued operations and or other comprehensive income) (“Specific Procedures”).  The lack of these Specific Procedures was a deficiency in our internal control during the applicable quarterly periods.  The Specific Procedures were included in the control procedures performed as of December 31, 2009, which is what led to the discovery of the errors to the quarterly periods ended June 30, and September 30, 2009.  We believe that the internal control deficiency had been remediated as of December 31, 2009.  The Specific Procedures will be included in the quarterly income tax provision review procedures beginning with the first quarter of 2010.

We believe we had controls in place and functioning throughout 2009 to identify income tax issues that would be relevant to the users of the financial statements and to the presentation of the Company’s overall financial results and financial position.  Although a technical allocation error existed, we believe that the income tax classification error is not critical to helping the users of our financial statements understand the Company’s overall tax position, the tax amounts paid during the year or the tax outlook.  As noted above, the classification error did not impact our pre-tax losses, net losses, our consolidated balance sheets, or our consolidated statements of cash flows. Therefore, we do not believe that the errors have a direct impact on our disclosure controls and procedures.

We have concluded that our disclosures pursuant to Item 307 of Regulation S-K do not need to be modified, supplemented or corrected because Rule 13a-15 requires that disclosure controls and procedures provide reasonable, not absolute, assurance; we clearly disclosed in both Form 10-Q’s that management did not expect that our disclosure controls and procedures would prevent all errors.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC,

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please do not hesitate to call me at (949) 437-4694 should you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Curtis E. DeWalt
Curtis E. DeWalt
Senior Vice President and Chief Financial Officer